UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Air Transport Services Group, Inc.

File No. 0-50368 - CF#25341

_____

Air Transport Services Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 21, 2010.

Based on representations by Air Transport Services Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 15, 2015
Exhibit 10.2	through June 15, 2015
Exhibit 10.3	through June 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Legal Branch Chief